Klondex Mines Infill Drilling Extends Joyce and Vonnie Veins at Fire Creek

• 166.0 g/t (4.8 opt) Au over 1.52 m (5.0 ft) - FC-13-99U
• 47.5 g/t (1.4 opt) Au over 2.50 m (8.2 ft) - FC-13-104U
• 146.2 g/t (4.3 opt) Au over 1.92 m (6.3 ft) - FC-13-106U
• 69.6 g/t (2.0 opt) Au over 1.52 m (5.0 ft) – FC-13-107U

Vancouver, BC – February 13, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF), a gold exploration and development company, today provides an update on recent underground infill and exploration drilling from its Fire Creek gold project near Elko, Nevada. A total of seventeen drill holes were drilled to the east of the main decline from Muck Bay (MB) 6 and Diamond Drill Station (DDS) 6 and 17 (See FIGURE 1).

Drilling east from MB6, designed to test the northern extension of the Vonnie vein, intersected the Vonnie structure in all five holes of the fan. The lower two holes successfully extended mineralization at depth, from 42.7 m (140 ft) to 96 m (315 ft) below the current workings. The location of mineralization intersected in these holes is consistent with the known geometry of mineralization along the Vonnie vein. The upper three holes did not encounter mineralization above the cut-off grade of 5 g/t (0.15 opt) Au.

Drilling east from DDS-17 continues to demonstrate continuity of mineralization along the Joyce vein. Drill intercepts on the Joyce vein extended mineralization north by 61 m (200 ft) along strike of the current underground development, and by 27 m (90 ft) down dip and 46 m (150 ft) up dip. FC-13-107U identified one new mineralized structure northeast of the Vonnie vein, continuing to support and demonstrate the potential for finding additional mineralization within the Fire Creek property. Drilling encountered the Vonnie structure, but did not locate mineralization above the cut-off grades. Klondex will continue testing the northern extensions of the veins, by extending the main decline to the northwest to establish additional drill platforms.

Infill fan drilling from DDS 6 extended the Joyce and the Vonnie vein mineralization, slightly updip and downdip. Additional fan drilling is currently underway in DDS 6. Assays are pending.

Mike Doolin, Klondex General Manager stated, “Our drilling program continues to impress us as we have intersected several new areas of gold and silver mineralization. This continues to support our geologic model that there is a strong likelihood to encounter additional subparallel veins within the East and West zones. Our planned infill and exploration drill programs for 2014 will be expanded in all directions in an effort to increase the current known mineral resources at Fire Creek.”

The technical information contained in this press release has been reviewed and approved by Mark Odell of Practical Mining LLC, an Independent Qualified Person (Nevada PE 13708 and SME 2402150) for the purposes of National Instrument 43-101. - See more at: http://klondexmines.com/s/news.

Assays were performed by SGS Minerals Services of Elko, Nevada (an independent laboratory), under the supervision of Klondex staff. For additional sampling parameters, please see the press release dated September 30, 2013.

FC-13-107U
1.027 oz/st Au over 2.8 ft
0.493 oz/st Au over 3.4 ft
767100 N
767000 N
766900 N
766800 N
766700 N
766600 N
766500 N
766400 N
766300 N
766200 N
766100 N
766000 N
DDS17
MB6
Main Decline
Joyce Vein
Vonnie Vein
DDS6
N
100 ft
644400 E
644500 E
644600 E
644700 E
645000 E
645100 E
645200 E
645300 E
645400 E
645500 E
645600 E
645700 E
645800 E
645900 E
646000 E

Figure 1: Underground infill drilling, cut-off grade of 5 g/t (0.15 opt) Au

FC-13-099U	117.7	386	63.4	64.9	1.52	208	213	5	166	4.842	DDS 17
FC-13-100U	200.3	657	18.8	19.4	0.64	61.7	63.8	2.1	69.10	2.016	DDS 17
FC-13-101U	215.2	706	8.2	8.3	0.09	27	27.3	0.3	14.45	0.422	DDS 17
FC-13-102U	203.3	667				No Significant Results					DDS 17
FC-13-103U	214.0	702	11.6	12.0	0.37	38.1	39.3	1.2	7.89	0.230	DDS 17
and			30.3	30.6	0.34	99.4	100.5	1.1	11.2	0.327	
and			32.4	33.8	1.37	106.3	110.8	4.5	39.47	1.151	
FC-13-104U	31.4	103	24.3	26.8	2.50	79.8	88	8.2	47.50	1.386	DDS 17
FC-13-105U	144.2	473	52.1	53.8	1.74	170.8	176.5	5.7	10.49	0.306	DDS 17
FC-13-106U	119.8	393	36.9	38.4	1.52	121	126	5	27.40	0.799	DDS 17
and			60.4	62.3	1.92	198	204.3	6.3	146.19	4.264	
and			100.0	103.0	3.05	328	338	10	6.43	0.188	
FC-13-107U	271.3	890	18.5	20.1	1.58	60.8	66	5.2	24.6	0.718	DDS 17
and			24.6	24.8	0.21	80.6	81.3	0.7	171.5	5.003	
and			26.7	27.1	0.37	87.6	88.8	1.2	78	2.275	
and			28.0	29.0	1.07	91.7	95.2	3.5	15.57	0.454	
and			31.4	32.9	1.52	103	108	5	69.6	2.030	
and			243.3	244.1	0.85	798.2	801	2.8	35.2	1.027	
and			246.2	247.2	1.04	807.6	811	3.4	16.9	0.493	
FC-13-108U	26.8	88	26.4	26.8	0.46	86.5	88	1.5	67.40	1.966	DDS 17
FC-13-	154.5	507	3.2	3.7	0.43	10.6	12	1.4	5.22	0.152	DDS 6

Table 1: Fire Creek Drilling Assays and Locations, cut-off grade of 5 g/t (0.15 opt) Au, true widths are not known.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its high quality gold and silver projects. The company is operating an ongoing bulk sampling program at its Fire Creek gold project located in north central Nevada. Fire Creek is in a mining-friendly jurisdiction, with onsite power and mining infrastructure, and near major producers. Midas, Klondex’ newly acquired operating mine and milling facility are located 112 miles north of Fire Creek.

For more information, please contact:

Paul Huet
President & CEO
1-775-284-5757
investors@klondexmines.com

Alison Tullis
Manager, Investor Relations
1-647-233-4348
adwoskin@klondexmines.com

Forward-looking statements

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including information about the magnitude and quality of the Fire Creek Project the results of exploration at the Fire Creek Project, . This forward-looking information entails various risks and uncertainties are based on current expectations, and actual results may differ materially from those contained in such information. These risks and uncertainties include, but are not limited to the risks and hazards associated with environmental compliance and permitting for its underground operations, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forwardlooking information or to update the reasons why actual results could differ from such information unless required by law.